[EVERSHEDS SUTHERLAND (US) LLP LETTERHEAD]

August 16, 2023

VIA EDGAR

Christopher Bellacicco, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SuRo Capital Corp.
Registration Statement on Form N-2 Filed on June 9, 2023
File No. 333-272578

Dear Mr. Bellacicco:

On behalf of SuRo Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on July 11, 2023 and August 7, 8, 9, and 15, 2023 with respect to the Company’s registration statement on Form N-2 (File No. 333-272578), filed with the SEC on June 9, 2023 (the “Registration Statement”), and the prospectus included therein. The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement filed with the SEC on August 8, 2023 (the “Amended Registration Statement”), and/or Pre-Effective Amendment No. 2 to the Registration Statement filed with the SEC on August 16, 2023 (the “Second Amended Registration Statement”).

General

1.	Comment: Please include hyperlinks to all documents incorporated by reference in the Registration Statement.

Response: The Company acknowledges the Staff’s comment and has added hyperlinks to all documents incorporated by reference in the Amended Registration Statement and Second Amended Registration Statement.

2.	Comment: With respect to any subsidiary that the Company wholly owns or primarily controls, please:

a.	Disclose that the Company complies with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) governing capital structure and leverage (Section 18 and 61 of the 1940 Act) on an aggregate basis such that the Company treats the debt of any such subsidiary as the Company’s own for purposes of Sections 18 and 61.
b.	Disclose that any investment adviser to such subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between such subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Company and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Company and the subsidiaries’ investment advisory agreement may be combined.
c.	Disclose that each such subsidiary complies with provisions relating to affiliated transactions and custody, and identify the custodian of the subsidiary, if any.
d.	Disclose any of the subsidiaries’ principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and the principal risk disclosures of the Company should reflect the aggregate operations of the Company and subsidiary.

Chris Bellacicco, Esq.

August 16 2023

e.	Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.
f.	Explain in correspondence whether the financial statements of such subsidiaries will be consolidated with those of the Company and, if not, please explain why not.
g.	Disclose that the Company does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than entities wholly owned by the Company.

Response: The Company’s responses to each of the above comments are set forth as follows:

a.	The Company has revised the disclosure on pages 27 and 80 of the Amended Registration Statement and Second Amended Registration Statement to reflect the Staff’s comment.
b.	The Company respectfully advises the Staff on a supplemental basis that it is an internally managed business development company under the 1940 Act, and that none of the Company or its subsidiaries is a party to an investment advisory agreement. Accordingly, the Company has not modified the Registration Statement to reflect the Staff’s comment.
c.	The Company has revised the disclosure on pages 27 and 80 of the Amended Registration Statement and Second Amended Registration Statement to reflect the Staff’s comment.
d.	The Company has revised the disclosure on pages 27 and 80 of the Amended Registration Statement and Second Amended Registration Statement to reflect the Staff’s comment.
e.	The Company respectfully advises the Staff on a supplemental basis that each of its subsidiaries agrees to inspection by the Staff of the subsidiary’s books and records, which are maintained in accordance with Section 31 of the 1940 Act and the rules thereunder. For the avoidance of doubt, the Company respectfully advises the Staff on a supplemental basis that each of the Company’s subsidiaries is wholly owned, and none retains a board of directors independent from the board of directors of the Company.
f.	The Company respectfully advises the Staff on a supplemental basis that each of its subsidiaries is wholly owned, and the financial statements of each are consolidated with those of the Company.
g.	The Company has revised the disclosure on page 27 of the Amended Registration Statement and Second Amended Registration Statement to reflect the Staff’s comment.

Cautionary Statement Regarding Forward-Looking Statements

3.	Comment: The Staff refers to the following language in the third paragraph under the “Cautionary Statement Regarding Forward-Looking Statements” section on page 14 of the Registration Statement: “The forward-looking statements contained in this annual report on Form 10-K involve risks and uncertainties . . . .” Please revise the reference to Form 10-K.

Response: The Company has revised the disclosure on page 14 of the Amended Registration Statement and Second Amended Registration Statement to reflect the Staff’s comment.

Price Range of Common Stock and Distributions

4.	Comment: The Staff refers to the table in the “Price Range of Common Stock and Distributions” section on page 15 of the Registration Statement. Please confirm the Company’s next pre-effective amendment to the Registration Statement will include data in this table reflecting the entire second quarter and to date.

Response: The Company respectfully advises the Staff on a supplemental basis that it intends to amend the tabular disclosure contained in the “Price Range of Common Stock and Distributions” section of the Registration Statement to reflect the most recently available data at the time of filing any pre-effective amendments to the Registration Statement. To this end, the Company has revised the disclosure on page 15 of the Amended Registration Statement and Second Amended Registration Statement to reflect the Staff’s comment.

Chris Bellacicco, Esq.

August 16 2023

5.	Comment: The Staff refers to the final paragraph in the “Price Range of Common Stock and Distributions” section on page 15 of the Registration Statement. If the Company’s Board of Directors has taken any action to reduce the historical discount, please briefly describe and discuss the effect of such measures. See Item 8.5 of Section D of Form N-2.

Response: The Company respectfully advises the Staff on a supplemental basis that its Board of Directors has taken action to reduce the historical discount of the Company’s stock trading price comparable to its net asset value by maintaining an active share repurchase program, as well as approving multiple modified “Dutch Auction” tender offers for the repurchase of shares, including two such tender offers within the past calendar year. The Company has revised the disclosure on page 15 of the Amended Registration Statement and Second Amended Registration Statement to reflect the Staff’s comment.

Description of Our Capital Stock

6.	Comment: The Staff refers to the following language in the second paragraph under the “Control Share Acquisitions” section on page 50 of the Registration Statement: “The SEC staff has issued informal guidance setting forth its position that, if a closed-end investment company opts in to and triggers the Control Share Act, it would not violate Section 18(i) of the 1940 Act if the determination do so by the board of directors of the closed-end investment company was taken with reasonable care on a basis consistent with other applicable duties and laws, including those to the fund and its shareholders generally.” Please consider deleting this language or adding disclosure to indicate this area is unsettled, as the SEC has withdrawn the Boulder no-action letter.

Response: The Company has revised the disclosure on page 50 of the Amended Registration Statement and Second Amended Registration Statement to delete the language referenced in the Staff’s comment.

Legality Opinion

7.	Comment: The Staff refers to the following language on page 4 of the Legality Opinion authored by Eversheds Sutherland (US) LLP: “3. Upon completion of all Corporate Proceedings relating thereto, the issuance of the Rights will be duly authorized and when issued and paid for in accordance with the applicable Rights Agreement, the Registration Statement, the Prospectus, the applicable Prospectus Supplement, the Resolutions, and all Corporate Proceedings relating thereto, the Rights will constitute valid and legally binding obligations of the Company. . . . 5. Upon completion of all Corporate Proceedings relating thereto, the issuance of the Warrants will be duly authorized and, when issued and paid for in accordance with the applicable Warrant Agreement, the Registration Statement, the Prospectus, the applicable Prospectus Supplement, the Resolutions and all Corporate Proceedings relating thereto, the Warrants will constitute valid and legally binding obligations of the Company.” Please add to the end of the sentences comprising these items the phrase “under the law of the jurisdiction governing the [Rights/Warrants],” as applicable. See Staff Legal Bulletin No. 19.

Response: Counsel to the Company has revised the terms on page 4 of the Legality Opinion to the Amended Registration Statement to reflect the Staff’s comment. This Legality Opinion is incorporated by reference in the exhibits to the Second Amended Registration Statement.

Accounting Comments

8.	Comment: The Staff refers to the example expense table under the “Fees and Expenses” section on page 11 of the Registration Statement. Please confirm that the amounts provided for “5 Years” and “10 Years” in the expense example are accurate. Our calculations yielded results of $437 for the 5 Year expense and $778 for the 10 Year expense.

Response: The Company respectfully advises the Staff on a supplemental basis that it has confirmed the calculations provided in the example expense table for the referenced years and believes that such calculations are accurate. The Company respectfully notes its calculations account for the repayment of its 6.00% Notes due December 30, 2026 (the “6.00% Notes”) on the stated maturity date, and accordingly do not carry forward interest expenses associated with the 6.00% Notes beyond such maturity date in the values provided in the expense example table.

Chris Bellacicco, Esq.

August 16 2023

9.	Comment: The Staff refers to the Financial Highlights section beginning on Page 12 of the Registration Statement. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 only provides financial data dating back to 2018. Instruction 2 to Item 4 of Form N-2 requires such information for each of the last ten fiscal years. Please provide this information.

Response: The Company has revised the disclosure on page 12 of the Amended Registration Statement and Second Amended Registration Statement to reflect the Staff’s comment.

10.	Comment: Please explain how the Financial Highlights meet the five-year audit requirement of Item 4 of Form N-2.

Response: The Company respectfully advises the Staff on a supplemental basis that its financial statements, including financial highlights, for the preceding five fiscal years were audited by the Company’s current or former independent registered public accounting firm. The Company has revised the disclosure on page 12 of the Second Amended Registration Statement to incorporate by reference its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as amended on August 15, 2023, containing a revised report of its independent registered public accounting firm, Marcum LLP (“Marcum”), regarding its audit of the financial highlights for the periods presented, with exception for the fiscal year ended December 31, 2018, which was audited by a predecessor firm. The Company has also revised the disclosure on page 12 of the Second Amended Registration Statement to incorporate by reference its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which contains the report of its prior independent registered public accounting firm with respect to its audit of the financial highlights for the fiscal year ended December 31, 2018.

The Company respectfully advises the Staff on a supplemental basis that Marcum has represented to the Company that it has not identified subsequent events required to be reflected or updated in the financial statements or notes thereto as of August 15, 2023, and as such, the revised report retains its original date.

11.	Comment: Please explain how the opinion issued in conjunction with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which is incorporated by reference into the Company’s Registration Statement, is in accordance with PCAOB Auditing Standard 3105.58.

Response: The Company respectfully advises the Staff on a supplemental basis that on August 15, 2023, it filed Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Amended 10-K”) containing a revised report of its independent registered public accounting firm, Marcum, referencing the audit of the Company’s financial highlights for the fiscal year ended December 31, 2018 by a predecessor firm in accordance with PCAOB Auditing Standard 3105.58 and in reflection of the Staff’s comment. The Company has revised the disclosure contained on page 12 of the Second Amended Registration Statement to incorporate the Amended 10-K by reference.

12.	Comment: Please explain how the opinion from the auditor issued in conjunction with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which is incorporated by reference into the Company’s Registration Statement, covers the periods presented, in particular, in relation to the financial highlights.

Response: The Company respectfully advises the Staff on a supplemental basis that on August 15, 2023, it filed the Amended 10-K, which contains a revised report of its independent registered public accounting firm, Marcum, referencing its audit of the Company’s financial highlights for the periods presented (with exception for the fiscal year ended December 31, 2018, as discussed supra). The Company has revised the disclosure contained on page 12 of the Second Amended Registration Statement to incorporate the Amended 10-K by reference.

13.	Comment: Please explain how the Senior Securities table requirement, contained in Instruction 1 to Form N-2, is met in this filing.

Response: The Company has revised the disclosure on page 18 of the Second Amended Registration Statement to include information about its senior securities as of the quarter ended June 30, 2023 to reflect the Staff’s comment.

*       *       *

Chris Bellacicco, Esq.

August 16 2023

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

cc:	Vincent DiStefano, Esq., Branch Chief
Mark D. Klein, Chief Executive Officer and President, SuRo Capital Corp.
Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP
Maria L. Stratienko, Esq., Eversheds Sutherland (US) LLP